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                                                        File No. 70-8671





                        SECURITIES AND EXCHANGE COMMISSION
                              450 Fifth Street, N.W.
                              Washington, D.C.  20549

                                  AMENDMENT NO. 2

                                        TO

                                     FORM U-1

                              APPLICATION/DECLARATION

                                       UNDER

                  THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                       NARRAGANSETT ENERGY RESOURCES COMPANY
                                280 Melrose Street
                          Providence, Rhode Island 02901

                            NEW ENGLAND ELECTRIC SYSTEM
                                 25 Research Drive
                               Westborough, MA 01582

                   (Name of companies filing this statement and
                     addresses of principal executive offices)


                            NEW ENGLAND ELECTRIC SYSTEM

           (Name of top registered holding company parent of applicant)




      Michael E. Jesanis                          Kirk L. Ramsauer
      Treasurer                                   Assistant General Counsel
      25 Research Drive                           25 Research Drive
      Westborough, MA 01582                       Westborough, MA 01582

                     (Name and address of agents for service)

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      Form U-1 Application/Declaration dated August 10, 1995
(Commission's File No. 70-8671) and amended on August 16, 1995, relating to the issue and sale of one or more notes and the pledge of collateral, is hereby amended as follows:

      1. By amending the first two paragraphs under the heading "Proposed Issue and Sale of the Note" to read as follows:

                   "The Company proposes to issue and sell, on or
             before December 31, 1996, the Note in an aggregate principal amount not to exceed $33 million. The Note will be issued pursuant to a note agreement (the Note Agreement), the specific terms of which will be negotiated with a purchaser. The Note will have a maturity of up to 17 years from the time of issuance.
             The Note will bear interest at a fixed rate not to exceed 12% per annum. The Note Agreement may provide for a sinking fund or other mandatory pre-payments and limitations on callability or refundability, depending upon market conditions. The Company proposes that the Note will be redeemable at any time at its option, upon reasonable notice, at the then outstanding principal amount plus accrued interest and redemption premium, and may include a yield to maturity premium. The Note may be secured by an assignment of the Company's OSP partnership interests. The Company will give the purchaser(s) a first priority security interest in all distributions in the form of cash and other property received by the Company in respect to these partnership interests. The Company will propose to potential lenders that the terms and conditions of the financing be those listed in Exhibit A-1 hereto. The Company proposes that the security interest be given under the terms and conditions in the proposed Assignment and Security Agreements in Exhibit A-2 hereto.

                   The proceeds from the proposed issue and sale of the
             Note will be applied by the Company (i) to pay fees and expenses incurred by the Company in connection with the sale of the Note, (ii) to pay working capital expenses of the Company, and (iii) to the retirement (in part) of subordinated notes issued by the Company to NEES in order to fund the Company's initial equity contribution to both OSP units."

      2.     By supplying the following Exhibits:

             A-1   Proposed Draft Note Agreement (including form of
                   Note)

             A-2   Proposed Draft Assignment and Security Agreements

             A-3   Proposed Draft Pledge Agreement

             F     Opinion of Counsel
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                                    SIGNATURES


      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each undersigned company has duly caused this Amendment No. 2 to Form U-1 (Commission's File No. 70-8671) to be signed on its behalf, as indicated, by the undersigned officer thereunto duly authorized by each such company.


                               NARRAGANSETT ENERGY RESOURCES COMPANY


                                          s/John G. Cochrane
                               By:_________________________________
                                          John G. Cochrane
                                          Treasurer



                               NEW ENGLAND ELECTRIC SYSTEM


                                          s/Michael E. Jesanis
                               By:_________________________________
                                          Michael E. Jesanis
                                          Treasurer


Date:  October 20, 1995




The name "New England Electric System" means the trustee or trustees for the time being (as trustee or trustees but not personally) under an agreement and declaration of trust dated January 2, 1926, as amended, which is hereby referred to, and a copy of which as amended has been filed with the Secretary of the Commonwealth of Massachusetts. Any agreement, obligation or liability made, entered into or incurred by or on behalf of New England Electric System binds only its trust estate, and no shareholder, director, trustee, officer or agent thereof assumes or shall be held to any liability therefor.